Exhibit 99.1

NextSource Materials Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

In accordance with National Instrument 51-102, the
Company discloses that its auditors have not reviewed these
unaudited condensed interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in US Dollars

	March 31,	June 30,
	2021	2020

Assets

Current Assets:
Cash and cash equivalents (note 4)	$7,071,791	$222,305
Amounts receivable (note 15)	82,348	7,539
Prepaid expenses (note 15)	7,375	25,484
Total Current Assets	7,161,514	255,328

Plant and Equipment (note 7)	17,029	18,111

Total Assets	$7,178,543	$273,439

Liabilities

Current Liabilities:
Accounts payable (note 15)	130,234	323,876
Accrued liabilities (note 15)	379,081	370,449
Share subscriptions	-	68,411
Short term debt (note 13)	-	22,115
Provision (note 14)	174,556	174,418
Fair value of warrant derivate liabilities (note 12)	10,424,664	208,768
Current portion of lease obligations (note 8)	5,875	5,339
Total Current Liabilities	11,114,410	1,173,376

Lease obligations (note 8)	5,282	10,679

Total Liabilities	11,119,692	1,184,055

Shareholders’ Equity (Deficit)
Share capital (note 9)	115,412,375	103,901,775
Accumulated deficit	(119,473,992)	(104,933,066)
Accumulated other comprehensive income	120,468	120,675

Total Shareholders’ Equity (Deficit)	(3,941,149)	(910,616)

Total Liabilities and Shareholders’ Equity (Deficit)	$7,178,543	$273,439

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nature of Operations and Going Concern (note 1)
Mineral Exploration Properties (note 3)

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

Expressed in US Dollars

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Revenues	$-	$-	$-	$-

Expenses and other income
Exploration and evaluation expenses (notes 3, 4, 5)	65,897	65,055	(4,728)	32,152
Payroll and benefits (note 15)	297,203	348,666	108,255	122,815
Management fees (note 15)	251,658	249,808	84,684	76,726
Consulting fees	128,373	86,671	40,076	-
Professional and legal fees (note 6)	185,967	84,296	81,887	33,905
Public filing expenses	90,582	68,773	35,681	12,710
Share-based compensation (note 10)	3,793,104	-	3,772,435	-
Travel expenses	2,743	64,144	436	13,652
Investor relation expenses	21,195	20,229	12,605	2,747
Insurance expenses	21,262	12,876	6,610	2,877
Rent expenses	14,880	14,897	5,105	4,516
Information technology expenses	7,636	8,198	3,317	593
Telecommunications	1,793	2,178	796	715
General and administrative expenses	9,287	5,873	4,288	(1,192)
Amortization of property, plant and equipment (note 7)	4,847	-	1,804	-
Finance costs (note 8)	1,051	-	321	-
Bank fees	2,589	3,117	805	1,092
Foreign currency translation (gain) loss	(35,646)	(603)	(4,423)	(2,414)
Interest expense (income)	145	477	-	276
Change in value of warrant liability (note 12)	9,676,360	(487,263)	8,560,319	(266,431)
Foreign taxes	-	686	-	(83)

Net loss for the period	(14,540,926)	(548,078)	(12,710,273)	(34,656)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	(207)	(118)	1,617	(343)

Net loss and comprehensive loss for the period	$(14,541,133)	$(548,196)	$(12,708,656)	$(34,999)

Weighted-average common shares (basic and diluted)	589,535,053	520,017,387	626,110,312	536,494,789
Net loss per common shares (basic and diluted	$(0.02)	$(0.00)	$(0.02)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Cash Flows

Expressed in US Dollars

	The nine months	The nine months
	ended on	ended on
	March 31,	March 31,
	2021	2020

Cash flows from operating activities

Net loss for the period	$(14,540,926)	$(548,078)

Add (deduct) items not affecting cash:
Amortization of property, plant and equipment	4,847	-
Change in value of warrant derivative liability	9,676,360	(487,263)
Share-based compensation (options)	3,793,104	-
Change in value of lease liability	1,506	-

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	(56,700)	50,139
Increase (decrease) in accounts payable and accrued liabilities	(185,010)	(249,262)
Increase (decrease) in provision	138	-
Increase (decrease) in share subscriptions received in advance	(68,411)	-

Net cash used in operating activities	(1,375,092)	(1,234,464)

Cash flows from investing activities
Equipment purchases	(3,765)	-

Net cash provided by investing activities	(3,765)	-

Cash flows from financing activities
Short term debt	(22,115)	-
Lease liability principal payments	(6,367)	-
Proceeds from issuance of common shares	7,560,571	998,619
Exercise of stock options	560,406	-
Exercise of warrants	167,471	-
Common share issue costs	(31,416)	(7,821)

Net cash provided by financing activities	8,228,550	990,798

Effect of exchange rate changes on cash	(207)	(118)
Increase (decrease) in cash and cash equivalents	6,849,486	(243,784)

Cash and cash equivalents - beginning of period	222,305	529,331
Cash and cash equivalents - end of period	$7,071,791	$285,547

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in US Dollars

	Shares	Share	Accumulated	Accumulated Other	Total (Deficit)
	Outstanding	Capital	Deficit	Comprehensive Income	Equity

Balance – June 30, 2019	507,417,021	$103,172,066	$(103,955,431)	$117,479	$(665,886)

Private placement of common shares	29,077,768	998,620	-	-	998,620
Cost of issue of private placement of common shares	-	(7,821)	-	-	(7,821)
Reclassification as warrant liability	-	(261,090)	-	-	(261,090)
Net loss for the period	-	-	(548,078)	-	(548,078)
Cumulative translation adjustment	-	-	-	(118)	(118)

Balance – March 31, 2020	536,494,789	103,901,775	(104,503,509)	117,361	(484,373)

Net loss for the period	-	-	(429,557)	-	(429,557)
Cumulative translation adjustment	-	-	-	3,314	3,314

Balance – June 30, 2020	536,494,789	103,901,775	(104,933,066)	120,675	(910,616)

Private placement of common shares	181,578,783	7,560,571	-	-	7,560,571
Cost of issue of private placement of common shares	-	(31,416)	-	-	(31,416)
Reclassification as warrant liability	-	(539,536)	-	-	(539,536)
Exercise of stock options	8,021,741	560,406	-	-	560,406
Exercise of warrants	2,537,181	167,471	-	-	167,471
Conversion of RSUs	5,174,424	-	-	-	-
Share-based compensation (Options)	-	3,324,260	-	-	3,324,260
Share-based compensation (RSUs)	-	468,844	-	-	468,844
Net loss for the period	-	-	(14,540,926)	-	(14,540,926)
Cumulative translation adjustment	-	-	-	(207)	(207)

Balance – March 31, 2021	733,806,918	$115,412,375	$(119,473,992)	$120,468	$(3,941,149)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

1.
Nature of Operations and Going Concern

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

The Company's principal business is the acquisition, exploration, development, and mining of mineral resources and is positioned to become a key producer of critical raw materials used in batteries and other technological applications. The Company, through its wholly owned foreign subsidiaries, owns the Molo Graphite Project and the Green Giant Vanadium Project in Madagascar. The Company also owns the Sagar project in Quebec but is not a focus for the Company.

The Company obtained a mining permit for the Molo Graphite Mine on February 15, 2019 and announced it had secured a financing package for construction of Phase 1 of the mine on February 8, 2021. The Company announced on March 29, 2021 it initiated the construction process for the mine on March 29, 2021 with the awarding of the engineering, procurement, and construction management contract. Construction will take approximately 12 months and commissioning of the mine is expected to begin in April 2022 followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore, producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The Company does not currently operate any mines and has not completed construction of any mines. No commercial revenue has ever been generated from any mineral resource properties. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on May 11, 2021.

Covid-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further global economic downturn. The impact of COVID-19 on the Company has been limited since the Company does not have any active exploration programs and our management team was already setup to operate and communicate remotely through the internet, although certain of our directors, officers, employees’ consultants, and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Canada, Madagascar, Mauritius and in South Africa.

The Company has announced the initiation of construction of the Molo Graphite Mine in Madagascar and is including the impact of continued COVID-19 outbreaks and intermittent lockdowns into its development plans. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreak and predict its effects on the Company’s business or results of operations.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits. GRAMAU owns 100% of ERG Madagascar SARLU (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of March 31, 2021, the Company had an accumulated deficit of $119,473,992 (June 30, 2020: $104,933,066) has experienced recurring net losses and has negative operating cash flows from operations. Although the Company ended the period with cash and cash equivalents of $7,071,791 the Company initiated the construction process for the Molo Graphite Mine on March 29, 2021, which is expected to require capital costs and working capital of at least $25 million during the next twelve months. As of the date of these financial statements, the Company does not have sufficient funds to complete construction of the mine.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

1.
Nature of Operations and Going Concern (continued)

Going Concern Assumption (continued)

Construction of the mine is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package (as described in note 3). As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.
Significant Accounting Policies

Statement of compliance with IFRS

These condensed consolidated interim financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those of the previous financial year and the corresponding interim reporting period. Furthermore, the information on accounting standards effective in future periods and not yet adopted remains unchanged from that disclosed in the annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2020 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 40-F for the year ended June 30, 2020, which were prepared in accordance with IFRS.

These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the June 30, 2020 annual audited consolidated financial statements.

Basis of measurement

These condensed consolidated interim financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These condensed consolidated interim financial statements include the financial position, results of operation and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Significant accounting estimates, judgments and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

The areas involving significant judgments, estimates and assumptions have been detailed in Note 2 to the Company’s audited consolidated financial statements for the year ended June 30, 2020.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

3.
Mineral Exploration Properties

The Company has not capitalized any acquisition, exploration and development costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property. Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have PR 3432 converted into a mining permit.

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume.

On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).
On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources (“Vision Blue”), a private investment company created and led by Sir Mick Davis, former CEO of Xstrata Plc, to provide a financing package (the “Financing Package”) for total gross proceeds of USD$29.5M. The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine, with targeted completion in the first half of 2022. The Financing Package will consist of an initial private placement, a second private placement that will be subject to shareholder approval, and a royalty agreement:

●
An initial private placement consisting of 120,000,000 common shares at a price of CAD$0.065 per share for total gross proceeds of $6,080,000 (CAD$7.8 million).
●
In connection with the initial private placement, the Company granted Vision Blue certain rights, subject to maintaining certain shareholding thresholds, including the right to appoint two directors to the Board of the Company.
●
Vision Blue has been granted a right of first refusal to finance the expansion of the Molo Project as well as a right to participate in future equity financings on the same terms as such financing in order to maintain its ownership percentage in the Company.
●
A second private placement consisting of 232,142,857 units at a price of CAD$0.07 per unit, whereby each unit will consist of one common share and a common share purchase unit exercisable at a price of CAD$0.10 for a period of two years, for total gross proceeds of USD$12.4 million (CAD$16.25 million). In accordance with the policies of the Toronto Stock Exchange, the second private placement is subject to the approval by a majority of the shareholders at a special meeting of shareholders that will be held on May 17, 2021. The Officers and Directors of the Company have entered into voting undertaking agreements pursuant to which each have agreed to vote in favour of the resolution at the Special Meeting.
●
Vision Blue will be subject to a 1-year lock-up from the closing of the Initial Private Placement with a periodic release schedule, which will terminate if the Second Private Placement does not occur for any reason. In addition, each of the Directors and Officers of the Company have agreed to similar lock-up periods for the securities they hold.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

3.
Mineral Exploration Properties (continued)

Molo Graphite Property, Southern Madagascar Region, Madagascar (continued)

●
The royalty agreement will close concurrently with the second private placement and will consist of gross proceeds of USD$11 million (CAD$14.1 million) whereby the Company will pay to Vision Blue the greater of: (i) US$1.65 million or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million.
●
Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.
●
Vision Blue will receive a 5% (US$1.5 million) financing fee on the total US$29.5 million Financing Package, equating to US$28 million in total net proceeds to NextSource. The financing fee will be payable only when the royalty financing is provided by Vision Blue.

On March 29, 2021, the Company announced the initiation of the construction process for the Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment.

The application for other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

Mine-site construction activities are expected to begin in August 2021. The processing plant equipment is expected to begin arriving in Madagascar in Q4 2021 followed by site installation in Q1 2022. Mine commissioning is expected to begin in April 2022, followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

Construction of Phase 1 is expected to take approximately 12 months and cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the construction activities. The Company cannot provide assurances that the construction milestones or production levels will be achieved.

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the BCMM pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

As part of Financing Package announced on February 8, 2021, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

3.
Mineral Exploration Properties (continued)

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of March 31, 2021, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

4.
Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar and Mauritius. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Exploration and evaluation expenses	Madagascar	Mauritius	Canada	Total
	$	$	$	$
Nine months ended March 30, 2021	63,372	-	2,525	65,897
Three months ended March 30, 2021	62,860	-	1,298	64,158

Nine months ended March 31, 2020	59,353	-	5,702	65,055
Three months ended March 31, 2020	30,789	-	1,363	32,152

Cash and Cash Equivalents	Madagascar	Mauritius	Canada	Total
	$	$	$	$
As of March 31, 2021	3,674	2,142	7,065,975	7,071,791
As of June 30, 2020	14,054	-	208,251	222,305

5.
Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Exploration activities	$-	$-	$-	$-
Metallurgical evaluation	-	-	-	-
Mineral claims (Canada)	2,525	5,702	844	1,363
Mineral claims (Madagascar)	47,955	25,000	(9,890)	25,000
Camp (Madagascar)	15,417	34,353	4,318	5,789

Total exploration and evaluation	$65,897	$65,055	$(4,728)	$32,152

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

6.
Professional and Legal Fees

Professional and legal fees consist of accounting, auditor, tax advisory, legal and offshore entity management fees. The following is the breakdown by nature of the expenses:

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Accounting fees	$22,132	$19,793	$6,589	$6,155
Auditor fees	26,060	27,033	(13,914)	8,000
Tax advisory fees	11,559	9,781	3,935	2,504
Legal fees	71,892	20,339	32,348	9,896
Offshore management fees	54,324	7,350	52,929	7,350

Total professional fees	$185,967	$84,296	$81,887	$33,905

7.
Plant and Equipment

The Company owns metallurgical testing equipment and several vehicles in Madagascar that were previously used for exploration purposes that have no carrying values. The Company maintains a permitted landing strip near Fotadrevo, Madagascar that has no carrying values. Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar.

The following table sets out the carrying amounts of plant and equipment in the consolidated statement of financial position and the movements between the reporting periods:

	Property	Plant	Equipment	Total
	$	$	$	$

Balance – June 30, 2019	-	-	-	-

Adoption of IFRS 16	-	24,164	-	24,164
Amortization	-	(6,053)	-	(6,053)

Balance – June 30, 2020	-	18,111	-	18,111

Additions	-	-	3,765	3,765
Amortization	-	(4,532)	(315)	(4,847)

Balance - March 31, 2021	-	13,579	3,450	17,029

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

8.
Lease obligations

The Company is party to several contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation. The Company recognized rent expense relating to short-term leases of $9,775 in the consolidated statements of operations and comprehensive loss.

Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 of lease obligations for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar. The following table sets out the carrying amounts of lease obligations for right-of-use assets that are included in the consolidated statement of financial position and the movements between the reporting periods:

	Property	Plant	Equipment	Total
	$	$	$	$

Balance – July 1, 2019	-	-	-	-

Adoption of IFRS 16	-	24,164	-	24,164
Amortization of right of use assets	-	(4,810)	-	(4,810)
Foreign exchange adjustments	-	(3,336)	-	(3,336)

Balance – June 30, 2020	-	16,018	-	16,018

Additions	-	-	-	-
Lease payments		(6,367)		(6,367)
Finance costs	-	1,051	-	1,051
Foreign exchange adjustments	-	455	-	455

Balance - March 31, 2021	-	11,157	-	11,157

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Property	Plant	Equipment	Total
	$	$	$	$

Current portion of lease obligations	-	5,875	-	5,875
Long-term lease obligations	-	5,282	-	5,282

Balance - March 31, 2021	-	11,157	-	11,157

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

8.
Lease obligations (continued)

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Property	Plant	Equipment	Total
	$	$	$	$

Within 12 months	-	6,307	-	6,307
Between 13 and 24 months	-	6,307	-	6,307
Between 25 and 36 months	-	-	-	-
Between 37 and 48 months	-	-	-	-
Between 49 and 60 months	-	-	-	-
Thereafter	-	-	-	-

Total undiscounted lease obligations	-	12,614	-	12,614

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

9.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of March 31, 2021, the Company had 733,806,918 common shares issued and outstanding (June 30, 2020: 536,494,789).

The following changes to the issued and outstanding common shares occurred during the nine months ended March 31, 2021:

(a)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 in share issuance costs.

(b)
On December 22, 2020, a total of 721,741 stock options priced at $0.056 were exercised into 721,741 common shares for gross proceeds of $40,418.

(c)
On February 9, 2021, a total of 1,470,000 stock options priced at $0.066 were exercised into 1,470,000 common shares for gross proceeds of $97,054.

(d)
On February 12, 2021, a total of 550,000 warrants priced at CAD$0.09 and 153,847 warrants at a price of CAD$0.065 were exercised into 703,847 common shares for gross proceeds of $46,760.

(e)
On February 19, 2021, a total of 222,223 stock options priced at CAD$0.09 were exercised into 222,223 common shares for gross proceeds of $15,857 and a total of 5,174,424 RSUs that vested on February 7, 2021 were converted into common shares.

(f)
On February 23, 2021, a total of 730,000 stock options priced at $0.066 were exercised into 730,000 common shares for gross proceeds of $48,439.

(g)
On February 26, 2021, a total of 1,111,111 warrants priced at CAD$0.09 were exercised into 1,111,111 common shares for gross proceeds of $79,172.

(h)
On March 4, 2021, a total of 500,000 warrants priced at CAD$0.065 were exercised into 500,000 common shares for gross proceeds of $25,681.

(i)
On March 8, 2021, a total of 2,900,000 stock options priced at CAD$0.10 and 2,200,000 stock options priced at $0.066 were exercised into 5,100,000 common shares for gross proceeds of $374,494.

(j)
On March 15, 2021, the Company completed a non-brokered private placement of 120,000,000 common shares at a price of CAD$0.065 per share for total gross proceeds of $6,084,000 (CAD$7,800,000). In connection with the non-brokered private placement, the Company incurred $16,367 in share issuance costs.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

10.
Long term incentive plan

The Company’s long term incentive plan (the “LTIP plan”) is restricted to a maximum of 10% of the issued and outstanding common shares. Under the LTIP plan, the Company may grant securities-based incentives including stock options and restricted share units (“RSUs”) to directors, officers, employees, and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

Stock Options

The fair value of stock options is based on the Black-Scholes option valuation model which several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility and the number of periods until expiration. The fair value is expensed over the vesting period. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date.

As of March 31, 2021, the Company had 27,800,000 stock options outstanding (June 30, 2020: 36,250,000) with a weighted average expiration of 2.4 years (June 30, 2020: 2.28 years), which are exercisable into 27,800,000 common shares (June 30, 2020: 36,250,000) at a weighted average exercise price of $0.173 (June 30, 2020: $0.067). All the outstanding stock options vested on their respective grant dates.

Grant	Vesting	Expiration	Exercise	Balance on	Granted	Exercised	Balance on
Date	Date	Date	Price	June 30,	(Expired or		March 31,
				2020	Cancelled)		2021
December 22, 2015	December 22, 2015	December 22, 2020	USD $0.056	6,300,000	(5,578,259)	(721,741)	-
June 9, 2017	June 9, 2017	June 9, 2022	USD $0.066	18,100,000	(4,700,000)	(4,400,000)	9,000,000
March 26, 2019	March 26, 2019	March 26, 2024	CAD $0.10	11,850,000	(3,150,000)	(2,900,000)	5,800,000
March 19, 2021	March 19, 2021	March 19, 2024	CAD $0.36	-	13,000,000	-	13,000,000

Totals				36,250,000	(428,259)	(8,021,741)	27,800,000

The following changes to the outstanding stock options occurred during the nine months ended March 31, 2021:

(a)
On December 22, 2020, a total of 721,741 stock options priced at $0.056 were exercised into 721,741 common shares for gross proceeds of $40,418.

(b)
On February 9, 2021, a total of 1,470,000 stock options priced at $0.066 were exercised into 1,470,000 common shares for gross proceeds of $97,054.

(c)
On February 19, 2021, a total of 222,223 stock options priced at CAD$0.09 were exercised into 222,223 common shares for gross proceeds of $15,857.

(d)
On February 23, 2021, a total of 730,000 stock options priced at $0.066 were exercised into 730,000 common shares gross proceeds of $48,439.

(e)
On March 8, 2021, a total of 2,900,000 stock options priced at CAD$0.10 and 2,200,000 stock options priced at $0.066 were exercised into 5,100,000 common shares for gross proceeds of $374,494.

(f)
On March 19, 2021, the Company granted 13,000,000 stock options exercisable at a price of CAD$0.36 for a period of three years. The options were valued at $3,324,260 using the Black-Scholes pricing model based on a risk-free rate of 0.53%, a term of 3 years, volatility of 183% and a market price of $0.288 (CAD$0.36). These stock options vested on the grant date.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

10.
Long term incentive plan (continued)

Stock Options (continued)

The following is a continuity schedule of the outstanding stock options:

	Weighted-Average	Number of
	Exercise Price	Stock Options
Outstanding as of June 30, 2019	$0.080	40,670,000
Granted	-	-
Exercised	-	-
Expired/cancelled	0.174	(4,420,000)
Outstanding as of June 30, 2020	$0.067	36,250,000
Granted	$CAD 0.36	13,000,000
Exercised	0.070	(8,021,741)
Expired/cancelled	0.068	(13,428,259)
Outstanding as of March 31, 2021	$0.173	27,800,000

Restricted share units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest by the vesting date. Each RSU entitles the holder to receive common share of the company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its vesting date. The fair value is expensed over the vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures.

As of March 31, 2021, the Company had 4,750,000 RSUs issued and outstanding (June 30, 2020: Nil) with a weighted average expiration of 1.65 years (June 30, 2020: nil years) which entitle the holders to receive 4,750,000 common shares (June 30, 2020: nil) for no additional consideration subject to satisfying the vesting conditions.

The following is a schedule of the outstanding RSUs:

Grant	Actual (Estimated)	Vesting	Expiration	Balance on	Granted	Converted	Balance on
Date	Vesting Date	Condition	Date	June 30,	(Expired or		March 31,
				2020	Cancelled)		2021
December 29, 2020	February 7, 2021	Financing Milestone	February 19, 2021	-	1,724,808	(1,724,808)	-
December 29, 2020	February 7, 2021	Financing Milestone	August 19, 2021	-	1,724,808	(1,724,808)	-
December 29, 2020	February 7, 2021	Financing Milestone	February 19, 2022	-	1,724,808	(1,724,808)	-
March 19, 2021	December 31, 2022	Employment	June 30, 2023	-	2,000,000		2,000,000
March 19, 2021	(June 30, 2022)	Plant Commissioning	December 31, 2022	-	1,000,000		1,000,000
March 19, 2021	(June 30, 2022)	Offtake Agreement	December 31, 2022	-	250,000		250,000
March 19, 2021	(May 17, 2021)	Financing Milestone	December 31, 2021	-	1,500,000		1,500,000

Totals				-	9,924,424	(5,174,424)	4,750,000

The following changes to the issued and outstanding RSUs occurred during the nine months ended March 31, 2021:

(a)
On December 29, 2020, the shareholders approved a resolution approving the new LTIP Plan and the granting of 5,174,424 RSUs. The RSUs have variable vesting dates whereby the holders will receive 5,174,424 common shares subject to the vesting condition of achieving project financing milestones related to the Molo Graphite Project whereby 33.33% will expire on each of Feb 16, 2021, August 16, 2021, and Feb 16, 2022. The grant date fair value was estimated at $364,852 based on the expected issuance of 5,174,424 common shares using a grant-date market price of $0.071 (CAD$0.09).

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

10.
Long term incentive plan (continued)

Restricted share units (continued)

(b)
On February 7, 2021, the 5,174,424 RSUs granted on December 29, 2020 vested and were converted into common shares on February 19, 2021.

(c)
On March 19, 2021, the Company:
a.
Granted 2,000,000 RSUs expiring on June 30, 2023 whereby the holders will receive 2,000,000 common shares subject to the vesting condition of being employees or consultants of the Company on December 31, 2022. The grant date fair value was estimated at $564,048 based on the expected issuance of 2,000,000 common shares using a grant-date market price of $0.288 (CAD$0.36).
b.
Granted 1,000,000 RSUs expiring on June 30, 2023 whereby the holders will receive 1,000,000 common shares subject to the vesting condition of achieving plant commissioning milestones on or before June 30, 2022. The grant date fair value was estimated at $282,024 based on the expected issuance of 1,000,000 common shares using a grant-date market price of $0.288 (CAD$0.36).
c.
Granted 250,000 RSUs expiring on June 30, 2023 whereby the holders will receive 250,000 common shares subject to the vesting condition of achieving offtake agreement milestones on or before June 30, 2022. The grant date fair value was estimated at $70,506 based on the expected issuance of 250,000 common shares using a grant-date market price of $0.288 (CAD$0.36).
d.
Granted 1,500,000 RSUs expiring on December 31, 2021 whereby the holders will receive 1,500,000 common shares subject to the vesting condition of achieving project financing milestones on or about May 17, 2022. The grant date fair value was estimated at $423,036 based on the expected issuance of 1,500,000 common shares using a grant-date market price of $0.288 (CAD$0.36).

The following is a continuity schedule of the outstanding RSUs:

	Weighted-Average	Number of
	Exercise Price	RSUs
Outstanding as of June 30, 2019	$-	-
Granted	-	-
Converted	-	-
Expired/cancelled	-	-
Outstanding as of June 30, 2020	$-	-
Granted	-	9,924,424
Converted	-	(5,174,424)
Expired/cancelled	-	-
Outstanding as of December 31, 2020	$-	4,750,000

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

11.
Warrants

The Company has issued common share purchase warrants as part of equity private placements. The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of March 31, 2021, the Company had 42,791,097 common share purchase warrants outstanding (June 30, 2020: 25,191,522) with a weighted average expiration of 1.05 years (June 30, 2020: 0.82 years), which are exercisable into 42,791,097 (June 30, 2020: 25,191,522) common shares at a weighted average exercise price of $0.058 (June 30, 2020: $0.070). All outstanding warrants vested on their respective issue dates.

The following is a schedule of the outstanding common share purchase warrants:

Issued	Expiration	Exercise	Balance on	Issued	Exercised	Balance on
Date	Date	Price	June 30,	(Expired)		March 31,
			2020			2021
August 17, 2018	August 17, 2020	CAD $0.100	10,652,636	(10,652,636)	-	-
October 25, 2019	October 25, 2021	CAD $0.090	14,538,886	-	(1,883,334)	12,655,552
July 2, 2020	July 2, 2022	CAD $0.065	-	30,789,392	(653,847)	30,135,545
Totals			25,191,522	20,136,756	(2,537,181)	42,791,097

The following changes to the outstanding warrants occurred during the nine months ended March 31, 2021:

(a)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

(b)
On February 12, 2021, a total of 550,000 warrants priced at CAD$0.09 and 153,847 warrants at a price of CAD$0.065 were exercised into 703,847 common shares for gross proceeds of $46,760.

(c)
On February 26, 2021, a total of 1,111,111 warrants priced at CAD$0.09 were exercised into 1,111,111 common shares for gross proceeds of $79,172.

(d)
On March 4, 2021, a total of 500,000 warrants priced at CAD$0.065 were exercised into 500,000 common shares for gross proceeds of $25,681.

The following is the continuity schedule of the common share purchase warrants:

	Weighted-Average	Number of
	Exercise Price	Warrants
Outstanding as of June 30, 2019	$0.080	10,652,636
Issued	$ CAD 0.090	14,538,886
Exercised	-	-
Expired	-	-
Outstanding as of June 30, 2020	$0.070	25,191,522
Issued	$ CAD 0.065	30,789,392
Exercised	$ CAD 0.084	(2,537,181)
Expired	$ CAD 0.100	(10,652,636)
Outstanding as of March 31, 2021	$0.058	42,791,097

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

12.
Warrant Derivative Liabilities

The warrants issued on August 17, 2018 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring August 17, 2020		Warrant Liability
		$
Share price on measurement date	(CAD $0.09) USD $0.068
Exercise price	(CAD $0.10) USD $0.076
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of August 17, 2018 (issue date)		408,150

Change in fair value through profit and loss		(73,532)

Share price on measurement date	(CAD $0.10) USD $0.076
Exercise price	(CAD $0.10) USD $0.076
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
As of June 30, 2019		334,618

Change in fair value through profit and loss		(327,537)

Share price on measurement date	(CAD $0.04) USD $0.029
Exercise price	(CAD $0.10) USD $0.073
Risk free rate	0.20%
Expected volatility	162%
Expected dividend yield	Nil
Expected life (in years)	0.13
As of June 30, 2020		7,081

Change in fair value through profit and loss		(7,081)

As of August 17, 2020 (expiration)		-

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

12.
Warrant Derivative Liabilities (continued)

The warrants issued on October 25, 2019 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring October 25, 2021		Warrant Liability
		$
Share price on measurement date	(CAD $0.05) USD $0.038
Exercise price	(CAD $0.09) USD $0.069
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of October 25, 2019 (issue date)		261,090

Change in fair value through profit and loss		(59,403)

Share price on measurement date	(CAD $0.04) USD $0.029
Exercise price	(CAD $0.09) USD $0.064
Risk free rate	0.25%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	1.32
As of June 30, 2020		201,687

Change in fair value through profit and loss		2,637,921

Share price on measurement date	(CAD $0.350) USD $0.279
Exercise price	(CAD $0.09) USD $0.072
Risk free rate	0.12%
Expected volatility	197%
Expected dividend yield	Nil
Expected life (in years)	0.57
As of March 31, 2021		2,839,608

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

12.
Warrant Derivative Liabilities (continued)

The warrants issued on July 2, 2020 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring July 2, 2022		Warrant Liability
		$
Share price on measurement date	(CAD $0.04) USD $0.029
Exercise price	(CAD $0.065) USD $0.048
Risk free rate	0.25%
Expected volatility	140%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of July 2, 2020 (issue date)		539,536

Change in fair value through profit and loss		7,045,520

Share price on measurement date	(CAD $0.350) USD $0.279
Exercise price	(CAD $0.065) USD $0.051
Risk free rate	0.20%
Expected volatility	200%
Expected dividend yield	Nil
Expected life (in years)	1.26
As of March 31, 2021		7,585,056

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

13.
Short-Term Debt

The Company has a Canada Emergency Business Account (CEBA), which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby 25% of the loan principal will be forgiven if 75% of the loan principal is repaid prior to December 31, 2022.

As of December 31, 2020, the Company had previously withdrawn CAD $40,000 and repaid CAD $30,000 of loan principal. The Company has therefore recognized the loan forgiveness of CAD$10,000 resulting in a short-term debt carrying balance on December 31, 2020 of $Nil (June 30, 2020: $22,115).

14.
Provision and Contingent Liability

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the year ended June 30, 2019, there were $Nil adjustments to the provision balance. During the year ended June 30, 2020, the provision was adjusted due to foreign exchange fluctuations to $174,418. During the nine months ended March 31, 2021, the Company completed settlements totaling $12,930 and adjusted the provision due to foreign exchange fluctuations resulting in an ending balance of $174,556.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $792,300 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Although the Company has announced it has commenced the construction process of its Molo graphite mine, construction of Phase 1 of the Molo Graphite Project is contingent upon obtaining the construction financing contemplated in the Financing Package as described in note 3. If the Financing Package cannot be completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities related to the Molo Graphite Project. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

15.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company. Related parties include companies controlled by key management.

The following key management related party transactions occurred during the following reporting periods:

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Management and director payroll	$315,713	$296,645	$128,236	$101,914
Management consulting fees	251,658	249,808	84,684	83,321
Professional and legal fees	12,429	8,855	4,593	2,260
Share-based compensation	3,793,104	-	3,772,435	-

Total	4,372,904	555,308	3,989,948	187,495

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	March 31,	June 30,
	2021	2020
Amounts receivable from key management	$51,086	$-
Prepaid expenses to companies controlled by key management	$3,178	$3,178
Accounts payable due to companies controlled by key management	$29,885	$86,685
Accrued liabilities due to key management	$-	$54,727

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

16.
Capital Management

There were no changes in the Company's approach to capital management during the nine months ended March 31, 2021.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to continue to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration or development stage and the Company has yet to generate any revenue from mining operations, as such the Company is dependent on external financing to fund exploration and evaluation, development, construction and operating expenditures. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Working Capital Balance

As of March 31, 2021, the Company had a working capital deficit of $3,952,896 (June 30, 2020: deficit of $918,048). Excluding the $10,424,664 warrant derivative liabilities, which is expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying warrants, the Company had a working capital surplus of $6,471,768 (June 30, 2020: deficit of $709,280). Although the Company has a working capital surplus, the surplus is expected to be utilized in the construction of the Molo Graphite Mine.

As of March 31, 2021, the Molo Graphite Mine Phase 1 construction is expected to cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package described in note 3. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

17.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

Other than accounts payable, which are due within 30 days, and the warrant liabilities, which will be fully expensed by their respective exercise or expirations, none of the Company’s obligations have contractual maturities.

As of March 31, 2021, the Company had cash and cash equivalents of $7,071,791 (June 30, 2020: $222,305) to settle current liabilities of $11,114,410 (June 30, 2020: $1,173,376). Excluding the $10,424,664 warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying warrants, the Company had current liabilities of $689,746 (June 30, 2020: $964,608). Although the Company is not currently exposed to liquidity risk, the surplus cash is expected to be utilised in the construction of the Molo Graphite Mine.

As of March 31, 2021, the Molo Graphite Mine construction is expected to cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package described in note 3. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities.

While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available. Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.   As of March 31, 2021, the Company has estimated that its net foreign exchange exposure is $685,923.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

18.
Subsequent Events

On April 12, 2021, a total of 555,550 warrants priced at CAD$0.09 and 3,615,000 warrants priced at CAD$0.065 were exercised into 4,170,550 common shares for gross proceeds of $226,506.

On April 12, 2021, the Company announced a binding partnership agreement to construct and operate its own turnkey spheronized and purified graphite ("SPG") production facility. SPG is a key component of lithium-ion batteries such as those used in electric vehicle (“EV”) and hybrid vehicle applications. The partnership involves Japanese and Chinese companies that currently operate their own SPG facilities that provide SPG to leading Japanese lithium-ion battery makers that are within the supply chains of Tesla and other major EV automotive companies. Proposed locations for the facility include South Africa, Europe, or North America. The Company will determine the initial production capacity and will then initiate a technical study to determine capital and operating costs for the proposed locations. Construction of one or more of these SPG production facilities will be subject to obtaining a positive technical study and securing sufficient funding for construction and initial working capital. Commissioning of the first SPG production facility is being targeted for Q4 2022. The Chinese partner will design and develop the process flowsheets, source all necessary graphite processing equipment, and will provide all the necessary training and operational know-how necessary for the production SPG material. In return, the Chinese partner will receive a 3% licensing fee based on the total annual sales value of anode material sold. The Japanese partner will leverage its sales relationships and will act as NextSource’s exclusive agent for sales, marketing and trading of anode battery materials sold to OEM anode suppliers and to OEMs directly. In return, the Japanese partner will receive a 5% sales commission based on the total annual sales value of anode battery material sold.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment for the Molo Graphite Mine.